RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	December 31,
($000's)	2005	2004

ASSETS
Current
Cash	$ 19,662	$ 634
Accounts receivable	376,477	360,696
Inventories	445,306	553,915
Prepaid expenses and other assets	5,744	7,069
Income taxes recoverable	612	5,996
Discontinued operations	-	9,483

	847,801	937,793

Property, Plant and Equipment	181,414	180,655
Assets Held For Sale	-	6,291
Deferred Financing Charges	7,444	8,357
Goodwill	9,205	9,205
Future Income Tax Assets	1,325	1,614
Other Assets	2,535	2,566

	$ 1,049,724	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 19,519	$ 33,242
Accounts payable and accrued liabilities	276,366	348,166
Income taxes payable	4,675	60,049
Discontinued operations	3,016	9,403

	303,576	450,860

Other Accrued Liabilities	15,690	11,440
Long-Term Debt	203,193	210,630
Pensions and Benefits	10,205	10,146
Future Income Tax Liabilities	8,408	6,831

	541,072	689,907

Shareholders' Equity
Shareholders' equity	508,652	456,574

	508,652	456,574

	$ 1,049,724	$ 1,146,481

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000, except per share data)	2005	2004	2005	2004

Revenues	$ 629,604	$ 688,812	$ 1,968,338	$ 1,789,228
Cost of sales and operating expenses	586,917	589,682	1,827,639	1,539,321

Earnings before the following	42,687	99,130	140,699	249,907
Restructuring	(1,862)	(1,598)	520	(2,950)
Debt restructuring costs	-	-	-	(13,172)
Interest expense	(3,583)	(4,872)	(13,882)	(15,707)

Earnings before income taxes	37,242	92,660	127,337	218,078
Provision for income taxes	(11,310)	(34,920)	(44,375)	(83,383)

Earnings from continuing operations	25,932	57,740	82,962	134,695
Income (loss) from discontinued operations	-	865	(62)	(379)

Net earnings for the period	25,932	58,605	82,900	134,316

Retained earnings --

Dividends on preferred shares	-	-	-	(611)

Earnings available to common
shareholders	25,932	58,605	82,900	133,705
Dividends on common shares	(12,648)	(7,463)	(32,772)	(16,281)
Retained earnings, beginning of the period	299,577	176,784	262,733	110,502

Retained earnings, end of the period	$ 312,861	$ 227,926	$ 312,861	$ 227,926

Basic earnings per common share
- continuing operations	$ 0.51	$ 1.16	$ 1.65	$ 2.78

Basic earnings per common share	$ 0.51	$ 1.18	$ 1.64	$ 2.77

Diluted earnings per common share
- continuing operations	$ 0.50	$ 1.14	$ 1.62	$ 2.71

Diluted earnings per common share	$ 0.50	$ 1.16	$ 1.62	$ 2.70

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended		Nine months ended
	September 30,		September 30,
($000)	2005	2004	2005	2004

Operating activities
Earnings from continuing operations	$ 25,932	$ 57,740	$ 82,962	$ 134,695
Depreciation and amortization	4,832	4,423	14,235	13,860
Future income taxes	(298)	670	8,378	2,391
Loss (gain) on sale of fixed assets and assets held for sale	1,282	30	(1,916)	249
Stock-based compensation	374	179	1,225	737
Debt redemption costs	-	-	-	2,525

Cash from operating activities before working capital	32,122	63,042	104,884	154,457

Changes in non-cash working capital items
Accounts receivable	4,638	(55,357)	(19,847)	(161,836)
Inventories	60,099	(103,904)	104,229	(166,318)
Accounts payable and accrued liabilities	(18,311)	55,914	(68,917)	117,151
Current income taxes	5,631	16,149	(56,219)	45,332
Other	457	671	1,317	(663)

Change in non-cash working capital	52,514	(86,527)	(39,437)	(166,334)

Cash from (used in) operating activities	84,636	(23,485)	65,447	(11,877)

Financing activities
Increase (decrease) in bank borrowing	(49,917)	13,451	(13,723)	(46,088)
Issue of common shares	227	3,648	4,109	54,215
Issuance of long-term debt	-	-	-	235,200
Redemption of long-term debt	-	-	-	(184,715)
Redemption of preferred shares	-	-	-	(30,000)
Dividends on common shares	(12,648)	(7,463)	(32,772)	(16,281)
Dividends on preferred shares	-	-	-	(611)
Deferred financing costs	(32)	(176)	(188)	(7,159)

Cash from (used in) financing activities	(62,370)	9,460	(42,574)	4,561

Investing activities
Purchase of fixed assets	(4,141)	(6,282)	(16,300)	(18,368)
Proceeds on sale of fixed assets	97	53	1,462	571
Proceeds from assets held for sale	-	-	5,869	2,200
Other	(2,112)	1,580	(1,318)	3,203

Cash used in investing activities	(6,156)	(4,649)	(10,287)	(12,394)

Discontinued operations
Operating activities	-	411	(62)	238
Investing activities	-	464	6,504	464

Cash from (used in) discontinued operations	-	875	6,442	702

Increase (decrease) in cash	16,110	(17,799)	19,028	(19,008)
Cash position, beginning of the period	3,552	17,799	634	19,008

Cash position, end of the period	$ 19,662	$ -	$ 19,662	$ -